FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – Audited Financial Statements for the period ended
         June 30, 2010

2. Exhibit 99.2 – CEO Certification

3. Exhibit 99.3 – CFO Certification

4. Exhibit 99.4 – Management Discussion and Analysis for the year ended
         June 30, 2010

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F
                    Form 20-F **xxx**   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                    Yes ___   No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this Form 6-K to be signed on its behalf by the
undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: October 26, 2010   /s/ Winnie Wong
                                          Winnie Wong, Corporate Secretary

Exhibit 99.1



CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2010

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392
www.rareelementresources.com

AUDITORS' REPORT

To the Shareholders of Rare Element Resources Ltd.

We have audited the consolidated balance sheets of Rare Element Resources Ltd. as at June 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss and cash flows for each of the years in the three year period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards ("GAAS") in Canada and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2010, in conformity with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
October 22, 2010

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30
(Expressed in US Dollars)

	2010	2009
ASSETS		
CURRENT		
Cash and cash equivalents	$ 11,460,476	$ 2,334,145
Accounts receivable	17,054	50,195
Prepaid expenses	71,419	27,978
	11,548,949	2,412,318
Equipment (Note 4)	40,057	1,872
Mineral properties and deferred exploration costs (Note 3)	6,115,095	1,609,496
Reclamation bonding (Note 5)	110,533	10,533
	$ 17,814,634	$ 4,034,219
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 410,005	$ 56,692
Due to related parties (Note 7)	12,023	9,769
	422,028	66,461
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	19,003,005	7,841,832
WARRANTS (Note 6)	3,983,064	627,442
CONTRIBUTED SURPLUS (Note 6)	1,477,734	876,046
DEFICIT	(7,071,197)	(5,377,562)
	17,392,606	3,967,758
	$ 17,814,634	$ 4,034,219

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 9)
SUBSEQUENT EVENTS (Note 15)

APPROVED BY THE BOARD OF DIRECTORS:

"Donald E. Ranta"	*"Mark T. Brown"*
Donald E. Ranta	Mark T. Brown

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JUNE 30
(Expressed in US Dollars)

		2010		**2009**		**2008**
EXPENSES						
Audit and legal	$	107,884	$	26,983	$	22,684
Accounting and administrative fees (Note 7)		181,691		106,943		94,507
Amortization		6,900		2,395		2,117
Bank charges		5,256		2,420		1,584
Consulting		38,297		-		-
Corporate development		119,694		78,328		69,446
Foreign exchange loss (gain)		56,495		292,358		(88,985)
Investor relations and shareholders' communication		262,231		119,129		116,280
Management fees (Note 7)		185,936		103,456		124,878
Office and miscellaneous		101,556		31,129		40,562
Rent (Note 7)		8,528		7,343		7,431
Stock-based compensation		524,497		428,350		423,891
Transfer and listing fees		72,263		17,541		30,628
Travel		62,570		55,304		38,629
		(1,733,798)		(1,271,679)		(883,652)
OTHER ITEMS						
Interest income		40,163		32,575		29,786
Write off of investment		-		(15,083)		-
		40,163		17,492		29,786
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$	(1,693,635)	$	(1,254,187)	$	(853,866)
LOSS PER SHARE – BASIC AND DILUTED	$	(0.06)	$	(0.05)	$	(0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		29,429,998		24,072,331		22,972,529

See accompanying notes to consolidated financial statements

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
BALANCE AS AT JUNE 30, 2008	23,866,736	$ 6,574,447	$ 337,114	$ 542,188	$ (4,123,375)	$ 3,330,374
Issued for cash:						
Private placement (Note 6b(i))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 6b(ii))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 6b(i))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 6f)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	7,841,832	627,442	876,046	(5,377,562)	3,967,758
Issued for cash:						
Private placements (Note 6b(iii))	2,200,000	2,996,863	1,948,985	-	-	4,945,848
Short form prospectus (Note 6b(iii))	2,531,501	6,870,511	1,453,097	-	-	8,323,608
Exercise of warrants (Note 6b(v))	144,500	188,070	(46,460)	-	-	141,610
Exercise of options (Note 6b(vi))	482,000	523,991	-	(233,797)	-	290,194
Shares issued on property acquisition's (Note 6b(iv))	520,000	1,732,438	-	-	-	1,732,438
Share issue costs (Note 6b(iii))	-	(1,150,700)	-	310,988	-	(839,712)
Stock-based compensation (Note 6f)	-	-	-	524,497	-	524,497
Net loss and comprehensive loss for the year	-	-	-	-	(1,693,635)	(1,693,635)
BALANCE AS AT JUNE 30, 2010	32,142,737	$ 19,003,005	$ 3,983,064	$ 1,477,734	$ (7,071,197)	$ 17,392,606

See accompanying notes to consolidated financial statements

	2010	2009	2008
CASH PROVIDED BY (USED IN) OPERATIONS			
Net loss for the year	$ (1,693,635)	$ (1,254,187)	$ (853,866)
Items not involving cash:			
Amortization	6,900	2,395	2,117
Stock-based compensation	524,497	428,350	423,891
Interest income accrued	(1,568)	(13,628)	-
Write off of investment	-	15,083	-
	(1,163,806)	(821,987)	(427,858)
Changes in non-cash working-capital items:			
Accounts receivable	34,709	36,626	(2,298)
Prepaid expenses	(43,441)	(1,095)	22,768
Accounts payable and accrued liabilities	89,718	(28,037)	32,138
Due to related parties	2,254	(5,488)	7,000
	(1,080,566)	(819,981)	(368,250)
INVESTING ACTIVITIES			
Deferred exploration costs	(2,557,636)	(581,012)	(256,618)
Purchase of equipment	(45,085)	-	(5,711)
Reclamation bonding	(100,000)	-	-
Option payments received	48,070	-	-
	(2,654,651)	(581,012)	(262,329)
FINANCING ACTIVITIES			
Cash received for common shares	13,701,260	1,474,000	1,831,259
Share issue costs	(839,712)	(10,779)	(15,516)
Cash received for sale of mineral property	-	-	1,416
	12,861,548	1,463,221	1,817,159
INCREASE IN CASH AND CASH EQUIVALENTS	9,126,331	62,228	1,186,580
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,334,145	2,271,917	1,085,337
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 11,460,476	$ 2,334,145	$ 2,271,917
Cash and cash equivalents consist of:			
Cash	11,460,476	1,814,845	786,917
GIC Investments	-	519,300	1,485,000
	$ 11,460,476	$ 2,334,145	$ 2,271,917

Supplemental Disclosure with Respect to Cash Flows (Note 10)

See accompanying notes to consolidated financial statements

6

	Balance 2008	Expenditures	Balance 2009	Expenditures	Balance 2010
Bear Lodge Property					
Exploration expenditures:					
Assays	$ 13,374	$ 16,573	$ 29,947	$ 251,038	$ 280,985
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	52,166	52,166
Drilling	459,960	274,712	734,672	1,190,955	1,925,627
Engineering consulting	-	-	-	131,207	131,207
Environmental costs	-	-	-	12,503	12,503
Geochemistry	-	-	-	74,072	74,072
Geological consulting	227,482	211,277	438,759	570,752	1,009,511
Geophysical	300	-	300	-	300
Field supplies	-	-	-	923	923
Land & claims	-	-	-	17,111	17,111
Metallurgical testing	93,530	61,500	155,030	306,378	461,408
Overhead expenses	10,839	2,685	13,524	34,531	48,055
Permitting	-	-	-	11,103	11,103
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	47,478	47,478
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	18,114	42,532
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	2,724,518	4,334,014
Sundance Gold Property					
Property acquisition costs	-	-	-	27,000	27,000
Exploration expenditures:					
Drilling	-	-	-	4,148	4,148
Engineering consulting	-	-	-	2,050	2,050
Geochemistry	-	-	-	800	800
Geological consulting	-	-	-	53,253	53,253
Field supplies	-	-	-	1,438	1,438
Land & claims	-	-	-	3,080	3,080
Overhead expenses	-	-	-	2,290	2,290
Permitting	-	-	-	2,654	2,654
Total expenditures on Sundance Gold property	-	-	-	96,713	96,713
Eden Lake Property					
Property acquisition costs	-	-	-	1,007,251	1,007,251
Option proceeds	-	-	-	(48,070)	(48,070)
Total expenditures on Eden Lake property	-	-	-	959,181	959,181
Nuiklavik Property					
Property acquisition costs	-	-	-	725,187	725,187
Total expenditures on Nuiklavik property	-	-	-	725,187	725,187
TOTAL EXPENDITURES	**$ 1,019,349**	**$ 590,147**	**$ 1,609,496**	**$ 4,505,599**	**$ 6,115,095**

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Rare Element Resources Ltd. ("Rare Element" or "the Company") was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring and evaluating its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $7,071,197.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. ("Paso Rico"), together with those of Paso Rico's wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. Subsequently, the two Mexican subsidiaries were wound up.

Use of estimates
The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Mineral properties and deferred exploration costs
The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Foreign currency translation

The Company's reporting currency is the US Dollar. The Company's Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- other assets and liabilities at the applicable historical exchange rates;
- revenues and expenses at the average rates of exchange for the period, and;
- gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At June 30, 2010, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55% and geological equipment at 30% declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

Financial instruments and comprehensive income

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the year ended June 30, 2010.

Comparative figures

Certain of the prior period's figures have been reclassified to conform with the current period's financial statement presentation.

Reclamation Bonds

The Company maintains cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs. These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled. Reclamation deposits are designated as available for sale, are recorded at fair value and are classified as non-current assets.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the issuance of shares.

Changes in accounting policies

a) **Goodwill and Intangible Assets**
   CICA section 3064 replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company adopted this section effective April 1, 2009. There was no material change to the results of operations or financial position of the Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued**

b) **Credit Risk and the Fair Value of Financial Assets and Financial Liabilities**
In January 2009 the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and have been applied retrospectively without restatement of prior periods. The adoption of this standard did not have a material impact on the valuation of financial assets or liabilities.

c) **Mining Exploration Costs**
In March 2009 the CICA issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatment provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of exploration assets.

d) **Financial Instruments- Recognition and Measurement**
In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This Section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:
- change the categories into which a debt instrument is required or permitted to be classified;
- change the impairment model for held-to-maturity financial assets to the incurred credit loss model of impaired loans, Section 3025; and
- require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

New accounting pronouncements
CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) **Business combinations, consolidated financial statements and non-controlling interests**
CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

b) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company's results of operations or its financial position.

International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company.

In 2010, the Company's management assessed the impact of adoption to IFRS and concluded that the Company chose to early adopt IFRS and will commence reporting under these standards for the period beginning July 1, 2010, with a July 1, 2009 date of transition (the "Transition Date"). Comparative periods for fiscal 2010 will also be restated under IFRS. The Company's application to early adopt IFRS was approved by the applicable Canadian Securities Administrators.

The Company's comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes. The management of the Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.

IFRS 1 *"First-time Adoption of International Financial Reporting Standards"* sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company will be applying the following exemptions to its opening balance sheet dated July 1, 2009:

(a) Business combinations
IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before the date of transition to IFRS. The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009. There is no adjustment required to the July 1, 2009's statement of financial position on the Transition Date.

(b) IFRS 2 – Share-based payment transactions
IFRS 2 *Share-based Payment* has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued**

International Financial Reporting Standards ("IFRS"), Continued

(c)   IAS 27 – Consolidated and Separate Financial Statements
In accordance with IFRS 1, if a company elects to apply IFRS 3 *Business Combinations* retrospectively, IAS 27 *Consolidated and Separate Financial Statements* must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)   IAS 23 – Borrowing Costs
IAS 23 *Borrowing costs* has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)   IAS 16 - Property, plant and equipment
IAS 16 *Property, plant and equipment* allows for property, plant and equipment to continue carried at cost less depreciation, same as under GAAP.

IFRS employs a conceptual framework that is similar to Canadian GAAP. The adoption of IFRS will not have any material impact on the financial information previously disclosed under Canadian GAAP. The Company identified the following adjustments as a result of the adoption of IFRS:

(a)   "Contributed surplus" versus various reserves in equity
IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its "contributed surplus" account and concluded that as at the Transition Date, the entire amount of $876,046 relates to "Equity settled employee benefit reserve". As a result, the Company believes that a reclassification would be necessary in the equity section between "Contributed surplus" and the "Equity settled employee benefit reserve" account.

For comparatives, as at September 30, 2009, the entire $871,524 "contributed surplus" account was reclassified into "Equity settled employee benefit reserve". Furthermore, as at June 30, 2010, $1,477,734 "contributed surplus" account was broken down into $1,166,746 "Equity settled employee benefit reserve" and $310,988 "Reserves for agents' options".

(b)   Share-based payment transactions
IFRS 2, similar to Under Canadian Generally Accepted Accounting Principles ("Canadian GAAP"), requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the recognition of such expense must be done with a "graded vesting" methodology as opposed to the straight-line vesting method allowed under Canadian GAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under Canadian GAAP. As a result, $200,896 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued**

International Financial Reporting Standards ("IFRS"), Continued

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Canadian GAAP. As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c) Cumulative Translation differences
IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations. IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the June 30, 2009 financial statements on the transition date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

In order to allow the users of the financial statements to better understand other changes between IFRS and GAAP that do not have any quantitative effect or adjustments to the Company's financial statements, the following qualitative explanation of the differences between GAAP and IFRS is provided:

(a) Income tax
Income tax expense is calculated in the same manner in accordance with GAAP and IFRS. Future income tax asset / liability is also calculated in the same manner in accordance with GAAP and IFRS.

(b) Property, plant and equipment
GAAP and IFRS allow the use of original cost less depreciation as the cost base. IFRS requires separate depreciation rate for components that depreciate differently.

(c) Exploration for and Evaluation of Mineral Resources
GAAP and IFRS allow the capitalization of costs associated with the exploration for and evaluation of mineral resources.

3. **MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS**

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves. A summary of current property interests is as follows:

Bear Lodge Property
The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On June 30, 2009, the Company re-purchased the NSR for $50,000.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Under the agreement, Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration.

On May 12, 2010, Newmont terminated its option and the Company maintains its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the venture known as the Sundance Gold property were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company ("Bronco Creek") on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and retain a 0.05% NSR royalty, with a cap, on these claims.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles. Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

Eden Lake Property
On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares (Note 6b(iv)). The underlying owner, Strider Resources Limited, retains a 3% NSR with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

3. **MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued**

Eden Lake Property, Continued
On February 23, 2010, the Company granted Medallion Resources Ltd. ("Medallion") an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (subsequent to June 30, 2010, 200,000 shares were received), and complete $2,250,000 CDN in property exploration work commitment expenditures over a five-year period. Medallion may buy 50% of the 3% NSR at anytime for $1.5 million CDN. On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than the first anniversary of the agreement. In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

Nuiklavik property
On January 6, 2010, the Company acquired from Altius Minerals Corp. ("Altius") a 100% interest in 584 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (Note 6b(iv)).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

4. **EQUIPMENT**

	2010	2009
Computer equipment	$ 4,962	$ 4,962
Geological equipment	45,085	-
Accumulated amortization	(9,990)	(3,090)
Net book value	**$ 40,057**	**$ 1,872**

5. **RECLAMATION BONDING**

On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2009, an additional $100,000 bond was set up for the benefit of the Company in respect to future reclamation work at the Bear Lodge Property. Interest receivable of $1,568 was accrued on this bond to June 30, 2010.

See Note 15(b).

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a. **Authorized** – unlimited number of common shares without par value.

b. **Issued**

i) On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The amount of $290,328 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%. A total of $10,779 was included in share issue costs.

ii) In fiscal 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

iii) On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The amount of $401,088 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%. A total of $17,605 was included in share issue costs.

On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The amount of $1,052,009 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%. A total of $27,513 was included in share issue costs.

On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The amount of $1,948,985 was assigned to the warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

b. Issued, Continued

The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent's unit at a price of $3.50 CDN per until April 13, 2012. Each agent's unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. The fair value of $310,988 was assigned to the agents' options based upon the Black-Scholes option pricing model. A total of $794,594 was included in share issue costs.

iv) On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders' fees at a fair value of $62,953 on that acquisition. On January 12, 2010, the Company issued 200,000 shares at a fair value of $725,187 on acquisition of Nuiklavik property (Note 3).

v) In fiscal 2010, a total of 144,500 warrants at a price ranging from $1.00 CDN to $2.10 CDN were exercised for proceeds of $141,610. A fair value of $46,460 was recognized on these exercised warrants.

vi) In fiscal 2010, a total of 482,000 options at prices ranging from $0.55 CDN to $1.15 CDN were exercised for proceeds of $290,194. A fair value of $233,797 was recognized on these exercised options.

c. Warrants

The following table summarizes the Company's warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00
Granted	2,865,751	4.02
Exercised	(144,500)	1.03
Outstanding, June 30, 2010	3,721,251	3.32

At June 30, 2010, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010*	860,000	1.00	0.41
January 24, 2011*	595,500	2.10	0.57
March 21, 2011*	1,000,000	4.25	0.72
April 13, 2012 *	1,265,751	4.75	1.79
	3,721,251		0.99

* Subsequently, these warrants were partially exercised (Note 15a).

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

d. Stock Options

The Company established a 20% fixed stock option plan whereby the board of directors may from time to time grant options up to 5,779,347 common shares to individual eligible directors, officers, employees or consultants. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted. All options granted to date vest as follows: 20% vest 4 months after date of grant, 20% vest 8 months after the date of grant, 20% vest 12 months after the date of grant, 20% vest 15 months after the date of grant, and the remaining 20% vest 18 months after the date of grant.

The following table summarizes the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71
Granted	920,000	2.75
Exercised	(482,000)	0.64
Outstanding, June 30, 2010	3,236,000	1.30

At June 30, 2010, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011	100,000	0.55	0.83
January 10, 2012*	200,000	0.55	1.53
September 1, 2012	350,000	1.00	2.18
October 12, 2012	350,000	1.00	2.29
October 15, 2012	25,000	1.00	2.30
February 19, 2013	65,000	1.15	2.64
January 27, 2014*	1,226,000	0.58	3.58
July 20, 2014	200,000	2.09	4.07
October 2, 2014	30,000	4.49	4.26
April 19, 2015	190,000	3.28	4.81
May 28, 2015	500,000	2.71	4.91
	3,236,000		3.36

* Subsequent to June 30, 2010, these options were partially exercised (Note 15a).

The weighted average grant-date fair value of options granted during 2010 was $2.22 (2009 - $0.41, 2008 - $0.68)

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

e. Agents' Options

The following table summarizes the Company's agents' options activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2008 and 2009	-	-
Issued (Note 6b(iii))*	151,890	3.50
Outstanding, June 30, 2010	151,890	3.50

* Subsequently, these agents' options were all exercised (Note 15a).

f. Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Risk-free interest rate	1.28 – 2.52%	1.27 – 2.03%	3.03 – 4.29%
Annualized volatility	116-137%	92 - 108%	86 - 89%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	1.5 – 5 years	1.5 - 5 years	5 years

During fiscal 2010, the Company recognized $524,497 (2009 - $428,350; 2008 - $423,891) of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock-option grants.

7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2010:

a) $Nil (2009 - $Nil; 2008 - $55,861) was charged for management fees by a private company controlled by the former president.

b) $185,936 (2009 - $103,456; 2008 - $69,017) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at June 30, 2010, $Nil (2009 - $Nil) was owed to the officer.

c) $208,222 (2009 - $114,286; 2008 - $101,938) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at June 30, 2010, $12,023 (2009 - $9,769) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

8. INCOME TAX

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2010	2009
Loss for the year	$ (1,693,635)	$ (1,254,187)
Expected income tax recovery	(508,281)	(390,403)
Effect of foreign tax rate differences	95	(2,222)
Non-deductible expenses	54,877	200,277
Unrecognized benefit of non capital losses	453,309	192,348
Total income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2010	2009
Future income tax assets (liabilities):		
Non-capital loss carry forwards	1,032,800	$ 680,270
Equipment	2,832	1,151
Cumulative Eligible Capital	872	907
Share Issue Costs	170,951	4,421
Resources expense – USA	(80,895)	(64,444)
Resource expenses – Canada	-	1,627
Future income tax assets	1,126,560	623,932
Valuation allowance	(1,126,560)	(623,932)
Net future income tax assets	$ -	$ -

The following is a schedule of the Company's aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2010 and 2030 as follows:

Year of Expiration	Non-Capital Loss CDN$
2010	50,628
2014	251,425
2015	206,028
2026	461,482
2027	558,660
2028	521,005
2029	561,706
2030	1,362,090
	$ 3,973,024

8. INCOME TAXES, Continued

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

The following is a schedule of the Company's aggregate non-capital losses available to reduce taxable income in the United States in future years, expiring between 2014 and 2024 as follows:

Year of Expiration	Non-Capital Loss
2014	84
2015	64,995
2016	87,060
2017	34,832
2018	22,351
2019	14,952
2020	15,091
2021	37,806
2022	23,795
2023	84,593
2024	116,746
2025	434,088
	$ 936,393

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

9. COMMITMENTS AND CONTINGENCIES

Potential environmental contingency
The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009	2008
Non-cash information			
Shares issued on property acquisition	$ 1,732,438	$ -	$ -
Accrual of obligation for mineral properties	299,730	9,135	-
Fair value of securities exercised	280,257	94,492	122,432
Fair value of warrants and agents' options issued	3,713,070	290,328	337,114
Other items			
Interest received	$ 40,163	$ 32,575	$ 29,786

11. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at June 30, 2010			
Assets	$ 11,548,949	$ 6,265,685	$ 17,814,634
As at June 30, 2009			
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219

	Canada	United States	Total
For the year ended June 30, 2010			
Losses (gains) for the year	$ 1,694,270	$ (635)	$ 1,693,635
Capital expenditures	$ -	$ 2,618,516	$ 2,618,516
For the year ended June 30, 2009			
Losses for the year	$ 1,239,377	$ 14,810	$ 1,254,187
Capital expenditures	$ -	$ 581,012	$ 581,012
For the year ended June 30, 2008			
Losses for the year	$ 853,062	$ 804	$ 853,866
Capital expenditures	$ 5,711	$ 256,618	$ 262,329

12. FINANCIAL INSTRUMENTS AND RELATED RISKS

In accordance with Canadian generally accepted accounting principles, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable and accrued liabilities and due from related parties are classified as other financial liabilities.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

12. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued

At June 30, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company's financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1
Cash and cash equivalents	$ 11,460,476
Reclamation bonding	$ 110,553

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At June 30, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 2 and 3 in the fair value hierarchy above.

The Company's operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a) Credit risk
   Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

   (i) Trade credit risk
       The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

   (ii) Cash and cash equivalents
        In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

   (iii) Derivative financial instruments
        As at June 30, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk
   Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

   Accounts payable and accrued liabilities are due within the current operating period.

12. FINANCIAL INSTRUMENTS AND RELATED RISKS, Continued

c) Interest rate risk

The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $17,000.

d) Currency risk

The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $45,000.

The Company does not invest in derivatives to mitigate these risks.

13. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 6). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010 and 2011.

14. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES**

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

Mineral property costs
Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and are expensed as incurred, regardless of whether the Company has established reserves on other properties.

	2010	2009	2008
a) Assets			
Mineral property costs under Canadian GAAP	$ 6,115,095	$ 1,609,496	$ 1,019,349
Less deferred costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Mineral property costs under U.S. GAAP	$ 1,711,368	$ -	$ -
b) Deficit			
Closing deficit under Canadian GAAP	$ (7,071,197)	$ (5,377,562)	$ (4,123,375)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(4,403,727)	(1,609,496)	(1,019,349)
Closing deficit under U.S. GAAP	$ (11,474,924)	$ (6,987,058)	$ (5,142,724)
c) Net Loss			
Net loss under Canadian GAAP	$ (1,693,635)	$ (1,254,187)	$ (853,866)
Mineral property costs expensed under U.S.GAAP	(2,794,231)	(590,147)	(256,618)
Net loss under U.S. GAAP	$ (4,487,866)	$ (1,844,334)	$ (1,110,484)
d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.15)	$ (0.08)	$ (0.05)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

e) Cash flows – Operating activities

Cash used in operating activities – Canadian GAAP	$	(1,080,566)	$	(810,846)	$	(368,250)
Loss under Canadian GAAP		1,693,635		1,254,187		853,866
Loss under U.S. GAAP		(4,487,866)		(1,844,334)		(1,110,484)
Non-cash exploration costs expensed under U.S.GAAP		263,595		-		-
Cash used in operating activities – U.S. GAAP	$	(3,611,202)	$	(1,400,993)	$	(624,868)

f) Cash flows - Investing Activities

Cash used in investing activities - Canadian GAAP	$	(2,654,651)	$	(581,012)	$	(262,329)
Mineral property costs expensed under U.S. GAAP		2,530,636		581,012		256,618
Cash used in investing activities - U.S. GAAP	$	(124,015)	$	-	$	(5,711)

15. SUBSEQUENT EVENTS

a. Subsequently, 586,000 stock options were exercised for total proceeds of $439,690 CDN, 1,343,893 warrants were exercised for total proceeds of $2,760,667 CDN and 151,890 agents' options and 75,945 warrants associated with the agents' options were exercised for total proceeds of $892,354 CDN.

b. In August 2010, the Company increased its reclamation bonding to $420,000 by depositing with Wyoming regulatory authorities an additional $310,000 in the name of Paso Rico (USA).

Exhibit 99.2


Form 52-109FV1
Certification of annual filings - venture issuer basic certificate


I, **Donald E. Ranta**, *President & CEO,* **Rare Element Resources Ltd.** certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Rare Element Resources Ltd.** (the "issuer") for the financial year ended **June 30, 2010**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **October 22, 2010**

"Donald E. Ranta"

_____
Donald E. Ranta
President & CEO


NOTE TO READER


In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.3


Form 52-109FV1
Certification of annual filings - venture issuer basic certificate


I, **Mark T. Brown**, *Chief Financial Officer,* **Rare Element Resources Ltd.** certify the following:

1.   **Review:** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Rare Element Resources Ltd.** (the "issuer") for the financial year ended **June 30, 2010**.

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **October 22, 2010**

"Mark T Brown"

_____
Mark T. Brown
Chief Financial Officer


NOTE TO READER


In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.4

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the consolidated financial statements of Rare Element Resources Ltd. ("Rare Element Resources" or the "Company"). The information provided herein should be read in conjunction with the Company's audited consolidated financial statements and notes for the years ended June 30, 2010 and 2009.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company's board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com.

All currency amounts are expressed in US dollars unless otherwise noted.

Overall Performance

The Company's principal activity is the acquisition and exploration of mineral properties and is listed as a Tier 1 company on the TSX Venture Exchange under the symbol "RES" in Canada. In November 2009, the Company filed a Form 20F with the US Securities and Exchange Commission. The filing of the Form 20F made the Company a fully reporting issuer in the United States. On August 18, 2010, the Company listed on the NYSE Amex ("AMEX") in the United States under the symbol "REE".

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Paso Rico Resources Ltd. ("Paso Rico") in 2003. Paso Rico owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Paso Rico (USA), Inc. Between 2006 and 2010, Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, was earning an interest in the Company's gold exploration venture on the Bear Lodge Property. On May 12, 2010, the Company announced that it signed an agreement that Newmont would not exercise its option to acquire a 65% working interest and the Company has a 100% interest in the entire property (see "Sundance Gold Project" section).

In February 2010, Rare Element was named as one the TSX Venture Exchange's Top 50 companies.

The Company completed three financings during fiscal 2010, including an $8.8 million CDN short-form prospectus offering (see "Capital Resources" section).

The Company announce the results of a Scoping Study (the "Study") (an NI 43-101 compliant "Preliminary Economic Assessment" or "PEA") on the rare-earth resources delineated on its 100% owned Bear Lodge project on September 28, 2010 (see "Bear Lodge Property – Rare-earth Exploration and Evaluation" section).

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

Rare Earth Element Markets

The markets for Rare Earth Elements are generally small in value compared to other metals, but they are dominated by production from China. China produces over 90% of the world's rare earth elements and has recently put additional export restrictions and taxes on rare earth elements.

The prices of rare earth elements are quoted in different forms on www.metal-pages.com. Generally speaking, rare earths are sold as individual oxides after separation and are often sold in small sub groups of similar elements. Before separation of the individual elements or oxides, there is quoted price for rare earth concentrates that contain approximately 42% to 45% rare earth oxides.

The prices of rare earths have generally increased approximately 500% in 2010 after a slight recovery 2009 from depressed prices in 2008 due to worldwide economic turmoil. For example, according to Metal Pages, the prices of rare earth concentrates have increased from $4,500 per tonne to $37,500 per tonne.

Since Rare Earth Elements are used for many new technologies, it is estimated that their demand will increase approximately 10% per year for the next 5 years, and possibly longer.

In the summer of 2010, China further reduced its exports of rare earth elements by 40% on an annualized basis. This reduction is what has prompted the drastic increase in prices in the third quarter of 2010.

Bear Lodge Property

On April 14, 2009, the Company completed a NI 43-101 Mineral Resource Report on the Bear Lodge Property. The report presented the previous estimated inferred mineral resource of rare-earth elements at Bear Lodge of 9,830,000 tons grading 4.07% rare-earth oxides, or approximately 800 million pounds of rare-earth oxides ("REO"). On May 26, 2010, the Company reported a 50% increase in rare-earth mineral resources at the Bear Lodge Property of 17.5 million tons of inferred mineral resources averaging 3.46% REO, including 8.0 million tons at 3.62% REO of near-surface oxide mineralization (see "Rare-earth Exploration" section).

Paso Rico holds a 100% interest in a group of unpatented mineral claims, the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Some of the claims and a portion of a defined area of influence surrounding the claims were previously subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport. Paso Rico owns a portion of the claim group outright and those claims were not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles. Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section. All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management.

RARE ELEMENT RESOURCES LTD.
<u>**MANAGEMENT DISCUSSION AND ANALYSIS**</u>
<u>**FOR THE YEAR ENDED JUNE 30, 2010**</u>
<u>**Containing information up to, and including October 22, 2010**</u>

Eden Lake Property
On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares.

The underlying owner, Strider Resources Limited, retains a 3% NSR royalty with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two unrelated parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. ("Medallion") an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares received subsequent to June 30, 2010) and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period. On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than the first anniversary of the agreement. In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

In December 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February 2010 Medallion received the basic data and initial interpretation of it.

Nuiklavik property
On January 6, 2010, the Company acquired from Altius Minerals Corp. ("Altius") a 100% interest in 584 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (issued on January 12, 2010).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

Exploration expenditures on resource properties:

	Balance June 30, 2008	Expenditures for the year	Balance June 30, 2009	Expenditures for the year	Balance June 30, 2010
Bear Lodge Property					
Exploration expenditures:					
Assays	$ 13,374	$ 16,573	$ 29,947	$ 251,038	$ 280,985
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	52,166	52,166
Drilling	459,960	274,712	734,672	1,190,955	1,925,627
Engineering consulting	-	-	-	131,207	131,207
Environmental costs	-	-	-	12,503	12,503
Geochemistry	-	-	-	74,072	74,072
Geological consulting	227,482	211,277	438,759	570,752	1,009,511
Geophysical	300	-	300	-	300
Field supplies	-	-	-	923	923
Land & claims	-	-	-	17,111	17,111
Metallurgical testing	93,530	61,500	155,030	306,378	461,408
Overhead expenses	10,839	2,685	13,524	34,531	48,055
Permitting	-	-	-	11,103	11,103
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	47,478	47,478
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	18,114	42,532
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	2,724,518	4,334,014
Sundance Gold Property					
Property acquisition costs	-	-	-	27,000	27,000
Exploration expenditures:					
Drilling	-	-	-	4,148	4,148
Engineering consulting	-	-	-	2,050	2,050
Geochemistry	-	-	-	800	800
Geological consulting	-	-	-	53,253	53,253
Field supplies	-	-	-	1,438	1,438
Land & claims	-	-	-	3,080	3,080
Overhead expenses	-	-	-	2,290	2,290
Permitting	-	-	-	2,654	2,654
Total expenditures on Sundance Gold property	-	-	-	96,713	96,713
Eden Lake Property					
Property acquisition costs	-	-	-	1,007,251	1,007,251
Option proceeds	-	-	-	(48,070)	(48,070)
Total expenditures on Eden Lake property	-	-	-	959,181	959,181
Nuiklavik Property					
Property acquisition costs	-	-	-	725,187	725,187
Total expenditures on Nuiklavik property	-	-	-	725,187	725,187
TOTAL EXPENDITURES	**$ 1,019,349**	**$ 590,147**	**$ 1,609,496**	**$ 4,505,599**	**$ 6,115,095**

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

The Company completed an impairment analysis as at June 30, 2010 which considered the indicators of impairment in accordance with Section 3063, "*Impairment of Long-lived Assets*" as well as EIC-126, "*Accounting by Exploration Companies for Exploration Costs*" and AcG-11, "*Enterprises in the Development Stage*".

Management concluded that no impairment charge was required because:
- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing;
- there have been no significant changes in the projections for the properties;
- exploration results continue to be positive and the rare-earth elements ("REE") resource was recently increased;
- the Company intends to continue its exploration and development plans on its Bear Lodge Property; and
- Medallion is optioning in to the Eden Lake Property and the Company is actively looking for a partner for the Nuiklavik Property.

Bear Lodge Project - Rare-earth Exploration and Evaluation
The Bear Lodge project contains widespread indications of rare-earth elements ("REE") and precious metals. REE are used in hybrid-electric-vehicles (HEV), many of which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries and REE "super" magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, compact fluorescent lights, petroleum-refining catalysts and numerous other modern specialty technologies.

The mineral claims that comprise the Bear Lodge project have been explored for REE, as well as precious metals and base metals, by a number of major mining companies during various periods over the past 40 years. These various exploration campaigns have identified a number of REE and precious metals indications that the Company believes warrant further exploration and evaluation.

The Company began exploration of the Bear Lodge project properties in late 2004 (or in 2002 through its subsidiary, Paso Rico (USA)), focusing on the same target area previously identified by Hecla Mining Company ("Hecla") from 1987 through 1991. Twelve core holes drilled by the Company, averaging over 1,000 feet per hole, were drilled from 2004 through 2008, ten of which were targeted on the previously known REE-bearing carbonatite dikes, and oxidized equivalents, in the Bull Hill Southwest area. Nine of the twelve holes intercepted significant REE intervals and confirmed and expanded the Bull Hill Southwest mineralized zone. The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, and samarium) and small but significant quantities of the heavy REE.

The Company's comprehensive NI 43-101 compliant Technical Report with initial resource estimates was dated April 14, 2009. The report incorporated descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002. The report also included recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program. The recommended work has been completed.

REE metallurgical testing during 2009 and 2010 made significant strides forward and additional work is in process. Beneficiation tests were successful on oxidized samples and processes are being established to determine the feasibility of producing commercial REE products.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

During the late summer and fall of 2009, Rare Element drilled twenty-two core holes, but two of them were incomplete due to inclement weather. Fifteen holes were targeted to confirm and expand the resource area of the Bull Hill Southwest deposit and provide samples for continuing metallurgical work. Five holes were drilled to test the REE mineralized zone to the northwest, named the Bull Hill Northwest target, and one of the holes (RES 09-8) produced high-grade REE results. Highlights of the Bull Hill Southwest drill program include relatively thick intercepts of REE mineralization in all fifteen holes and higher grades in several of the drill holes. These results were used by the Company in completing an updated independent mineral resource estimate in May 2010. Metallurgical testing has continued with samples from these drill holes. The REE mineralization encountered in all fifteen new holes in the Bull Hill Southwest deposit is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill.

The Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element development potential of the Company's Bull Hill Southwest and Bull Hill Northwest rare-earths deposits.

On October 13, 2009, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designated this area as the Whitetail Ridge rare-earths exploration target, and it was drilled in 2010.

On May 26, 2010, the Company announced the results of an updated mineral resource estimate REE plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project. The updated resource estimate increased the total pounds of REO contained in the Bull Hill deposits by more than 50% from 800 million pounds to 1,210 million pounds at a 1.5% REO cutoff grade. The resource was estimated by an independent consultant—Ore Reserves Engineering.

The new resource estimate was derived from an REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the resource is within 100 feet of a drill hole and 75% of the resource is within 200 feet of a drill hole. The new resource estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas. In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

In June 2010, the Company started the next phrase of drilling on the Bear Lodge rare-earth project by focusing on: 1) upgrading the resource category from inferred to measured and indicated for a portion of the REE deposit; 2) expansion of the currently known REE deposits; and 3) discovery of additional REE-mineralized deposits within known target areas. The vast majority of the drilling will be conducted for near-surface REE targets in the oxide zones of mineralization. Work is being conducted under a permit that allows up to 200 acres of disturbance.

In August 2010, the Company announced progress toward defining a commercial process for REE concentration from oxide samples collected on the Bear Lodge Property. The favorable metallurgical test results on a large sample of near-surface high-grade oxide mineralization with an average grade of 8.0% REO indicate the following: 1) With scrubbing/attritioning in water, a preconcentrate is produced with a recovery of approximately 90% and a grade up to 20% REO; the REO resides in the finer fractions (-100 to -500 mesh); 2) Hydrochloric acid leaching of the preconcentrates in an agitation leach system gives a recovery of about 80

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

to 85% of the total REO from the original mineralized material in the same general proportions as the original REO distribution; 3) Additional testing is being conducted to optimize the processing methods.

Metallurgical testwork is being conducted at Mountain States R&D International, Inc. (MSRDI) of Vail, Arizona. Additional tests of REE extraction and separation are underway at Intellimet LLC of Missoula, Montana. Plans for confirmatory testing by NAGROM of Perth, Australia and by ANSTO of Sydney, Australia are being formulated. Bulk sampling of oxide mineralization from large diameter drill core and from surface trenches is complete and 8.8 tons of oxide mineralization was collected. The bulk sample will be processed in a pilot plant test in 2011 as part of a planned prefeasibility study.

The metallurgical testing is ongoing on oxide samples from an NI 43-101-compliant inferred resource of oxide mineralization consisting of 8.0 million tons averaging 3.6% REO. Nearly all of this material is sufficiently close to the surface for projected mining by open pit methods. The oxide resource is part of a larger total inferred resource estimated at 17.5 million tons averaging 3.5% REO, using a 1.5% REO cutoff grade (see news release dated May 26, 2010). The oxide zone mineralization extends from surface to depths of 400 to 500 feet. Excellent exploration potential for expansion of the oxide zone is being tested currently by a program of step-out drilling, while in-fill drilling is directed at an upgrade of the resource category.

The current testing program conducted on this oxide mineralization is designed to take advantage of the unique mode of mineral occurrence of the REE mineralization. The mineralization is characterized by fine-grained REE minerals that variably adhere to the surfaces of the coarser gangue (non-REE-bearing) minerals. The REE minerals in oxide mineralization from the resource area are nearly all from the bastnasite group—listed in decreasing order of abundance: synchysite, parisite, and bastnasite, with generally minor monazite.

In September 2010, the Company released the rare-earth assay results from thirteen drill holes completed during the ongoing 2010 Bear Lodge core drilling program. All of these sets of results were encouraging and the news release can be viewed at www.rareelementresources.com.

On September 28, 2010, the Company announce the results of an NI 43-101 compliant "Preliminary Economic Assessment" or "PEA" or the "Study" on the rare-earth resources delineated on its 100% owned Bear Lodge project.

The results of the PEA demonstrate that the Bear Lodge REE project can achieve acceptable after-tax returns on invested capital and therefore warrants further investment to advance the project to a prefeasibilty level of analysis. Increased rates of return are potentially achievable through any combination of higher prices, increased product sales, higher resource/reserve grades, lower operating costs, or higher metal recoveries. The PEA recommends that the Bear Lodge project proceed to a Preliminary Feasibility level analysis. The recommended work includes completion of bulk sampling, pilot plant testing, further drilling of the Bull Hill SW and NW deposits to upgrade more of the REE resources to Measured or Indicated categories of confidence, REO extraction and separation testwork on both the Bull Hill SW and NW deposits, environmental studies, mine permitting, and continuing community engagement.

The estimated cost of this work program is $15 million with the work to be conducted in two phases. Phase 1 comprises of preparation of an updated mineral resources estimate that includes 2010 drilling results, continued metallurgical testing, and a pilot plant test, which is anticipated to start in the spring of 2011. Phase 1 would include work to be conducted on samples and analyses from the 2010 drilling program and incorporated in a prefeasibility study. Phase 2 will include another drilling program for further resource expansion, resource definition, and collection of metallurgical samples that will be used in a subsequent full

feasibility study. The Phase 2 program will then proceed to more detailed metallurgical testwork and engineering studies, leading to final process design and commercial testing, market studies, environmental studies and mine permitting, community consultation, engineering design, and economic modeling. Phase 2 work is planned to commence in the late spring of 2011, subject to positive results from Phase 1 and arranging additional financing for the project.

For further discussion on the PEA, please refer to the Company's news release on September 28, 2010.

The Company has retained the services of a government affairs specialist, Mr. George G. Byers, to advance project development activities on the Bear Lodge rare-earths project. With the guidance of Mr. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth resources, and about its exceptional exploration and development potential.

Dr. James G. Clark, L.Geo, the Company's Vice President of Exploration, assisted by Dr. Ellen Leavitt, both qualified persons for the purposes of NI 43-101, lead the Bear Lodge project rare-earth exploration program. The Company expanded its advisory board to include Dr. Tony Mariano and Mr. Matt Bender as it advances its Bear Lodge project.

Further information can be found in past news releases posted on the Company's Sedar website (www.sedar.com).

During the year ended June 30, 2010, the Company incurred $2,724,518 in exploration expenditures on the Bear Lodge project. As at June 30, 2010, the Company had incurred a total of $4,334,014 (June 30, 2009 - $1,609,496) on exploration work at Bear Lodge project.

Sundance Gold Project
On June 1, 2006, the Company's wholly owned subsidiary, Paso Rico (USA), Inc. and Newmont signed an agreement to establish a gold exploration venture on the Company's Bear Lodge, Wyoming property (the "Venture" or the "Sundance Gold Project"). Newmont had the right to earn a 65% participating interest in the Sundance Gold Project, excluding any rights to the REE and uranium, if Newmont spent $5 million on property and Newmont also had the right to earn an additional 15% participating interest. Newmont had staked additional Federal lode mineral claims and included them as part of the Venture's property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

On May 12, 2010, the Company announced that it signed an agreement with Newmont that Newmont would not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Gold Project; thus, the Company maintains its 100% interest in the mineral potential within the entire property. All of Newmont's 327 wholly owned claims outside the Venture were transferred to the Company. In consideration for transferring its claims and terminating the Venture, Newmont was granted a right-of-first-refusal on all claims if any claims are sold or dropped, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to the Company from outside of the Venture.

Newmont expended $2.85 million over the last three years. Newmont's withdrawal from the Sundance venture creates an opportunity for the Company to control its own actions on the property at a time when record demand for gold and rare-earth elements is occurring. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company ("Bronco Creek") on Newmont's formerly wholly

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Bear Lodge Property, with the additional claims, now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the withdrawal agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (Venture area) is free of royalties. The Company sees an immediate opportunity to define a potentially economic mineral gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold mineralization at the Taylor, Smith, and Carbon gold targets is to define and estimate a gold resource. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has the potential for discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance Gold Project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the Venture area and another 13 holes on their claims held outside the Venture. Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district had been transferred to the Company. The Company has retained the services of geologist John Ray, Newmont's former on-site project manager during the past four years, to manage the Company's Sundance Gold exploration program.

In July 2010, the Company started the drilling on the Sundance Gold project. Gold exploration activity during 2010 will be focused on: 1) more detailed definition of known gold-mineralized targets with in-fill drilling, and 2) discovery of higher grade gold mineralization. The vast majority of the drilling will be conducted on near-surface targets with oxide zone mineralization, especially Smith, Taylor, and Carbon. Work is being conducted under a permit that allows up to 200 acres of disturbance.

One reverse circulation drill rig has been used to test the gold mineralization with approximately 35-40 angle drill holes, ranging from 500 to 800 feet in depth. A second drill rig may be added later in the program. A few deeper holes have been drilled where geological conditions and target concepts warrant testing for high-grade gold mineralization.

In September 2010, the assay results from the initial eight rotary holes drilled on Sundance Gold project were released. All of these sets of results were encouraging and the news release can be viewed at www.rareelementresources.com.

The Company's evaluation effort on the gold system is planned to culminate in an NI 43-101 compliant resource estimate that is scheduled for completion early in 2011. Mr. John Ray is leading the Sundance project gold exploration program.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

During the year ended June 30, 2010, the Company incurred $96,713 in exploration expenditures on the Sundance Gold Project. As at June 30, 2010, the Company had incurred a total of $69,713 (June 30, 2009 - $Nil) on exploration work at Sundance Gold Project.

Compliance with NI43-101
Technical disclosure in this MD&A was prepared by or under the supervision of Donald Ranta, PhD, PGeo, a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Michael P. Richardson, P.E. is the independent qualified person from John T. Boyd Company responsible for the PEA as well as mine planning, capital and operating cost estimation, and developing the economic models. He also reviewed and approved all sections pertaining to the PEA in this MD&A. Alan C. Noble, P.E. of Ore Reserves Engineering, is the independent qualified person responsible for resource estimation. He also reviewed and approved all sections pertaining to the resource estimation in this MD&A.

Selected Annual Information

	Year ended June 30, 2010	**Year ended June 30, 2009**	**Year ended June 30, 2008**
	$	$	$
Total revenues	40,163	17,492	29,786
General and administrative expenses	1,733,798	1,271,679	883,652
Write-off of resource-property costs	Nil	Nil	Nil
Loss for the year	(1,693,635)	(1,254,187)	(853,866)
Loss per share – basic and diluted	(0.06)	(0.05)	(0.04)
Total assets	17,814,634	4,034,219	3,394,225
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Results of Operations for the year ended June 30, 2010 compared to the year ended June 30, 2009
The net loss for the year ended June 30, 2010 totaled $1,693,635 compared to loss of $1,254,187 in the fiscal 2009, an increase of $439,448. The basic and diluted losses per share were $0.06 for the year ended June 30, 2010 and $0.05 for the fiscal 2009.

Interest income totaled $40,163 (2009 - $32,575) for the year ended June 30, 2010 as a result of interest earned on the funds that the Company held in financial institutions. During the year ended June 30, 2010, the Company recognized a loss on foreign exchange of $56,495 (2009 - $292,358) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $524,497 in 2010 and $428,350 in 2009, amortization expenses of $6,900 in 2010 and $2,395 in 2009, and the foreign exchange losses, total general and administrative costs were $1,145,906 for fiscal 2010 and $548,576 for fiscal 2009. The operating expenses increased by $597,330. The increase was mostly due to: (a) increase in investor relations and shareholders' communication by $143,102 and corporate development expenses by $41,366 because the Company was actively keeping the shareholders and potential investors informed about the Company's progress; (b) accounting and administration fees increased by $74,748, audit and legal fees increased by $80,901, and transfer and listing fees increased by $54,722 as a result of the Company closing three financings in fiscal 2010, filing Form 20F, getting listed on AMEX and acquiring new mineral properties; (c) management fees

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

increased by $82,480 and consulting fees increased by $38,297 due to the Company was more active in fiscal 2010.

Summary of Quarterly Results

Expressed In $	**Jun 10 Quarter**	Mar 10 Quarter	Dec 09 Quarter	Sep 09 Quarter	**Jun 09 Quarter**	Mar 09 Quarter	Dec 08 Quarter	Sep 08 Quarter
Total Revenue	**17,119**	5,417	8,657	8,970	**9,725**	6,912	7,041	8,897
Income (Loss)	**(857,419)**	(344,415)	(266,323)	(225,478)	**(284,543)**	(263,166)	(448,962)	(257,516)
Earnings (Loss) Per Share	**(0.03)**	(0.01)	(0.01)	(0.01)	**(0.01)**	(0.01)	(0.02)	(0.01)
Total Assets	**17,814,634**	10,203,324	9,559,716	8,707,704	**4,034,219**	2,640,145	2,826,269	3,272,127
Total Long-term Liabilities	Nil	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil	Nil	**Nil**	Nil	Nil	Nil

Results of Operations for the three months ended June 30, 2010 compared to the three months ended June 30, 2009

The net loss for the fourth quarter of fiscal 2010 totaled $857,419 compared to loss of $284,543 for the same period of fiscal 2009. The basic and diluted losses per share were $0.03 for the three months ended June 30, 2010 and $0.01 for the same period in 2009.

Interest income was $17,119 for the three months ended June 30, 2010 and $9,725 for the same period in 2009 as a result of interest earned on the funds that the Company held in financial institutions. During the three months ended June 30, 2010, the Company recognized a loss on foreign exchange of $463,859 (2009 – foreign exchange gain of $46,430) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $134,220 for the fourth quarter of fiscal 2010 and $192,929 for the same period of fiscal 2009, amortization expenses of $1,728 in 2010 and $428 in 2009, and the foreign exchange losses or gains, total general and administrative costs were $274,731 for the fourth quarter of fiscal 2010 and $147,341 for the same period of fiscal 2009. The operating expenses increased by $127,390. The increase was mostly due to: (a) increase in investor relations and shareholders' communication by $98,821 because the Company was actively keeping the shareholders and potential investors informed about the Company's progress; (b) accounting and administration fees increased by $3,330, audit and legal fees increased by $23,543, and transfer and listing fees increased by $5,132 as a result of the Company closing the short-form prospectus offering, filing Form 20F, and getting listed on AMEX in the fourth quarter of fiscal 2010; (c) office expenses increased by $25,737, travel expenses increased by $11,804 and consulting fees increased by $10,857 due to the Company was more active in fiscal 2010.

Liquidity

The Company's working capital as at June 30, 2010 was $11,126,921 (June 30, 2009 - $2,345,857). As at June 30, 2010, cash totaled $11,460,476, an increase of $9,126,331 from $2,334,145 as at June 30, 2009. The increase of working capital and cash was due to the funds received pursuant to the closing of two non-brokered private placements and one short-form prospectus offering for gross proceeds of $13,269,456 ($1,800,000 CDN, $3,000,000 CDN, and $8,860,253 CDN) and $431,804 on the exercise of options and warrants. $839,712 share issue costs were recorded. Cash inflows were offset by the cash used in exploration

activities of $2,557,636, reclamation bond of $100,000, acquisition of exploration equipment of $45,085, receipt of option payment of $48,070 and operating activities of $1,080,566.

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because it continues to maintain a very cost effective overhead model and the Company has adequate financial resources for its exploration programs for the Bear Lodge rare-earth project as well as the Sundance Gold project. With a total of 32,142,737 common shares outstanding as at June 30, 2010 and its strong working capital position, the Company is well positioned to last beyond fiscal 2011 without raising additional capital.

Capital Resources
The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2009	26,264,736	$ 7,841,832
June 30, 2010	32,142,737	$19,003,005
October 22, 2010	34,300,465	$24,434,183

On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. A total of $17,605 was included in share issue costs.

On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. A total of $27,513 was included in share issue costs.

On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent's unit at a price of $3.50 CDN per until April 13, 2012. Each agent's unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. A total of $794,594 was included in share issue costs.

As at June 30, 2010, the Company had 3,236,000 stock options outstanding with exercise prices ranging from $0.55 CDN to $4.49 CDN expiring from April 28, 2011 to May 28, 2015. During the year ended June 30, 2010, a total of 482,000 stock options were exercised at prices ranging from $0.55 CDN to $1.15 CDN for gross proceeds of $290,194. A fair value of $233,797 was recognized on these exercised options. Subsequent to the year end, another 586,000 options were exercised for gross proceeds of $439,690 CDN. If all the remaining outstanding options were exercised, the Company's available cash would increase by $3,767,040 CDN.

As at June 30, 2010, the Company had 3,721,251 warrants outstanding with exercise prices ranging from $1.00 CDN to $4.75 CDN expiring from November 27, 2010 to April 13, 2012. During the year ended June

30, 2010, a total of 144,500 warrants were exercised at weighted average exercise price of $1.03 CDN for gross proceeds of $141,610. A fair value of $46,460 was recognized on these exercised warrants. Subsequent to the year end, another 1,343,893 warrants were exercised for gross proceeds of $2,760,667 CDN. As at June 30, 2010, the Company had 151,890 agents' options outstanding. Subsequently, 151,890 agents' options along with their 75,945 warrants were all exercised for gross proceeds of $892,354 CDN. If all the outstanding warrants were exercised, the Company's available cash would increase by $9,612,201 CDN.

As of date of this MD&A, there were 34,300,465 common shares issued and outstanding and 39,327,823 common shares outstanding on a diluted basis.

Contributed surplus was $1,477,734 as at June 30, 2010 (June 30, 2009 - $876,046). The increase in contributed surplus represents the fair value of the stock options vested is less than the fair value of the stock options exercised during the year.

The deficit totaled $7,071,197 as at June 30, 2010 (June 30, 2009 - $5,377,562). The increase is the result of the net loss of $1,693,635 for the year ended June 30, 2010.

Potential environmental contingency
The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

Transactions with Related Parties
During the year ended June 30, 2010:

a) $Nil (2009 - $Nil; 2008 - $55,861) was charged for management fees by a private company controlled by the former president.

b) $185,936 (2009 - $103,456; 2008 - $69,017) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at June 30, 2010, $Nil (2009 - $Nil) was owed to the officer.

c) $208,222 (2009 - $114,286; 2008 - $101,938) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at June 30, 2010, $12,023 (2009 - $9,769) was owed to this private company.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

New accounting pronouncements
The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a) Business combinations, consolidated financial statements and non-controlling interests

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JUNE 30, 2010
Containing information up to, and including October 22, 2010

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b) Impaired loans
In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company's financial position or results of operations.

c) Comprehensive revaluation of assets and liabilities
In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company's results of operations or its financial position.

d) Equity
In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e) Financial instruments-recognition and measurement
In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. This section has also been amended to:
  - change the categories into which a debt instrument is required or permitted to be classified;
  - change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and
  - require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company's financial condition or operation results.

f) Financial instruments
All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are

measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income and reported in shareholders' equity.

A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company prioritizes the inputs into three levels that may be used to measure fair value:

i) Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

ii) Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

iii) Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

Changes in Internal Control Over Financial Reporting

The Company's CEO and CFO are responsible for establishing and maintaining the Company's internal controls over financial reporting. Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting and have concluded that they provide reasonable assurance with respect to the reliability of financial reporting and the preparation of financial statements for external readers in accordance with Canadian GAAP.

The CEO and CFO have identified that there is limited segregation of financial related duties due to the small size of the Company and its limited number of staff. Many companies of similar size have such limited segregation. Although it is possible, management of the Company does not believe that this lack of segregation of duties has led to a material misstatement in the financial statements. Management has taken appropriate steps to minimize any risk, for example, two senior officers must sign all cash disbursements and senior management regularly reviews internal financial statements and reports.

While management believes that the Company's internal controls over financial reporting provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes or fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure Controls and Procedures

The Company's CEO and CFO are responsible for establishing and maintaining the Company's disclosure controls and procedures. Management, including the CEO and CFO, have evaluated the procedures of the Company and have concluded that they provide reasonable assurance that material information is gathered and

reported to senior management in a manner appropriate to ensure that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

While management believes that the Company's disclosure controls and procedures provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes, or fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks and Uncertainties
The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of exploring its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral-exploration activities will be successful. The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company's claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company's short- to medium-term operating and exploration cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties. Should changes in equity-market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company's operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

International Financial Reporting Standards
On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company.

In 2010, the Company's management assessed the impact of adoption to IFRS and concluded that the Company chose to early adopt IFRS and will commence reporting under these standards for the period beginning July 1, 2010, with a July 1, 2009 date of transition (the "Transition Date"). Comparative periods

for fiscal 2010 will also be restated under IFRS. The Company's application to early adopt IFRS was approved by the applicable Canadian Securities Administrators.

The Company's comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes. The management of the Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.

IFRS 1 *"First-time Adoption of International Financial Reporting Standards"* sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company will be applying the following exemptions to its opening balance sheet dated July 1, 2009:

(a) Business combinations
IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before the date of transition to IFRS. The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009. There is no adjustment required to the July 1, 2009's statement of financial position on the Transition Date.

(b) IFRS 2 – Share-based payment transactions
IFRS 2 *Share-based Payment* has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

(c) IAS 27 – Consolidated and Separate Financial Statements
In accordance with IFRS 1, if a company elects to apply IFRS 3 *Business Combinations* retrospectively, IAS 27 *Consolidated and Separate Financial Statements* must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d) IAS 23 – Borrowing Costs
IAS 23 *Borrowing costs* has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e) IAS 16 - Property, plant and equipment
IAS 16 *Property, plant and equipment* allows for property, plant and equipment to continue carried at cost less depreciation, same as under GAAP.

IFRS employs a conceptual framework that is similar to Canadian GAAP. The adoption of IFRS will not have any material impact on the financial information previously disclosed under Canadian GAAP. The Company identified the following adjustments as a result of the adoption of IFRS:

(a) "Contributed surplus" versus various reserves in equity
IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its "contributed surplus" account and concluded that as at the Transition Date, the entire amount of $876,046 relates to "Equity settled employee benefit reserve". As a result, the Company believes that a reclassification

would be necessary in the equity section between "Contributed surplus" and the "Equity settled employee benefit reserve" account.

For comparatives, as at September 30, 2009, the entire $871,524 "contributed surplus" account was reclassified into "Equity settled employee benefit reserve". Furthermore, as at June 30, 2010, $1,477,734 "contributed surplus" account was broken down into $1,166,746 "Equity settled employee benefit reserve" and $310,988 "Reserves for agents' options".

(b) Share-based payment transactions
IFRS 2, similar to Under Canadian Generally Accepted Accounting Principles ("Canadian GAAP"), requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the recognition of such expense must be done with a "graded vesting" methodology as opposed to the straight-line vesting method allowed under Canadian GAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under Canadian GAAP. As a result, $200,896 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Canadian GAAP. As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c) Cumulative Translation differences
IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations. IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the June 30, 2009 financial statements on the transition date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

In order to allow the users of the financial statements to better understand other changes between IFRS and GAAP that do not have any quantitative effect or adjustments to the Company's financial statements, the following qualitative explanation of the differences between GAAP and IFRS is provided:

(a) Income tax

Income tax expense is calculated in the same manner in accordance with GAAP and IFRS. Future income tax asset / liability is also calculated in the same manner in accordance with GAAP and IFRS.

(b) Property, plant and equipment
GAAP and IFRS allow the use of original cost less depreciation as the cost base. IFRS requires separate depreciation rate for components that depreciate differently.

(c) Exploration for and Evaluation of Mineral Resources
GAAP and IFRS allow the capitalization of costs associated with the exploration for and evaluation of mineral resources.

Outlook
Following the 2010 update of its REE resource estimate and the release of information on its Scoping Study (PEA) on the Bear Lodge project, the Company continues with its ongoing drill program with a goal to upgrade the REE resource category from inferred to measured and indicated.

The Company will also follow the recommendations of the PEA to proceed with a Phase 1 program including preparing an updated mineral resources estimate to include 2010 drilling results and continuing metallurgical testing and a pilot plant test, which will all be included in a Preliminary Feasibility Study. Upon successful completion of resource estimation and pilot plant testing of Phase 1, the Company will proceed with a Phase 2 program in preparation for a Feasibility Study level analysis to further expand its resource and collect metallurgical samples, proceed to more detailed metallurgical testwork and engineering studies leading to final process design and commercial testing, market studies, environmental studies, mine permitting, community consultation, engineering design and economic modeling. Phase 2 is planned to commence in late spring of 2011, subject to positive results through Phase 1 and additional financing.

The Company also plans to define a gold mineral resource in early 2011 from the offset and in-fill holes that have been and are being drilled in areas where Newmont had encountered significant gold mineralization with its 2010 gold drilling program on the Sundance Gold Project at Bear Lodge, Wyoming.

Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates", "has potential to", or "intends' or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company's business model; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the market for the Company's products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future

events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

- The progress, potential and uncertainties of the Company's 2010 rare-earth drill program, metallurgical testing and 2010 gold-exploration drilling program at the Bear Lodge Property;
- The potential and expectations in the NI 43-101 Mineral Resource Report and the PEA on the Bear Lodge Property;
- Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties,
- The Company's future adoption of IFRS; and,
- Plans to complete an updated resource estimate and the Preliminary Prefeasibility level analysis.